UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

____________________

ULTRAPETROL (BAHAMAS) LIMITED
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

P94398107
(CUSIP Number)

  Sparrow Capital Investments Ltd.
c/o Southern Cross Group
Attention: Gonzalo Alende Serra
Av. Libertador 602 5th Floor
1001ABT Buenos Aires
Argentina
Tel: (54 11) 4816-5054

Copy to:

Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10012
Attention:  Morton E. Grosz
Tel.:  (212) 408 5592

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P94398107
1.	Name of Reporting Person Sparrow Capital Investments Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.
Type of Reporting Person (See Instructions)
CO

* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Sparrow CI Sub Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Triton Shipping Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Quattro Shipping Holdings Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds AF
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person CO
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Latin America Private Equity Fund III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person PN
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Capital Partners III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person PN
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person SC GP Company III I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person CO
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Latin America Private Equity Fund IV, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person PN
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Capital Partners IV, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person PN
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person SC GP Company IV Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person CO
* Represents (i) 110,000,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd. or Sparrow CI Sub Ltd. and (ii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

ITEM 1. SECURITY AND ISSUER

The name of the issuer is Ultrapetrol (Bahamas) Limited, a Bahamas corporation (the “Issuer”).  The address of the Issuer’s principal executive office is Ocean Centre, Montagu Foreshore, East Bay St., Nassau, Bahamas, P.O. Box SS-19084.  This Schedule 13D relates to the Issuer’s Common Stock (“Common Stock”).

ITEM 2. IDENTITY AND BACKGROUND

(a)           This Schedule 13D is being filed jointly by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Sparrow Capital Investments Ltd. (“Sparrow”),
Sparrow CI Sub Ltd. (“Sparrow 2”),
Triton Shipping Ltd. (“Triton”),
Quattro Shipping Holdings Ltd. (“Quattro”),
Southern Cross Latin America Private Equity Fund III, L.P. (“Fund III”),
Southern Cross Capital Partners III, L.P. (“Fund III GP”),
SC GP Company III (“Fund III GP of GP”),
Southern Cross Latin America Private Equity Fund IV, L.P. (“Fund IV”),
Southern Cross Capital Partners IV, L.P. (“Fund IV GP”), and
SC GP Company IV Limited (“Fund IV GP of GP”)

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit A hereto.

Sparrow is the sole shareholder of Sparrow 2 and holds all of Sparrow 2’s outstanding shares of Class A common stock. Triton and Quattro own 11.54% and 88.46%, respectively, of Sparrow’s outstanding shares of capital stock.  Fund III is the sole shareholder of Triton. Fund III GP is the sole general partner of Fund III. Fund III GP of GP is the sole general partner of Fund III GP.  Fund IV is the sole shareholder of Quattro. Fund IV GP is the sole general partner of Fund IV. Fund IV GP of GP is the sole general partner of Fund IV GP.

Each of Sparrow, Sparrow 2, Triton, and Quattro is incorporated in the Bahamas.  Each of Fund III, Fund III GP, Fund IV and Fund IV GP is a limited partnership existing under the laws of the Province of Ontario, Canada.  Fund III GP of GP is incorporated in the Cayman Islands and Fund IV GP of GP is incorporated in Ireland.

Mr. Ricardo Rodriguez, Mr. Sebastian Villa and Mr. Gonzalo Alende Serra are each a director of Sparrow, Sparrow 2, Triton and Quattro.  Mr. Norberto Morita, Mr. Horacio Reyser, Mr. Rodriguez, Mr. Raul Sotomayor and Mr. Villa are each a director of Fund III GP of GP and Fund IV GP of GP.

(b)           The address of the principal business office of Sparrow, Sparrow 2, Triton and Quattro is:

c/o GTC Corporate Services Limited
Sassoon House
Shirley St. & Victoria Ave.
P.O. Box SS-5383
Nassau, New Providence, The Bahamas

The address of the principal business office of Fund III, Fund III GP, Fund IV and Fund IV GP is:

c/o Blakes Extra Provincial Services, Inc.
Commerce Court West, Suite 2800
199 Bay Street
Toronto, Ontario M5L 1A9

The address of the principal business office of Fund III GP of GP is:

c/o CITCO Trustees (Cayman) Limited
PO Box 31106 SMB

Windward I, 2nd Floor
Regatta Office Park, West Bay Road
Grand Cayman, Cayman Islands

The address of the principal business office of Fund IV GP of GP is:

c/o Matheson Ormsby Prentice
70 Sir John Rogersons Quay
Dublin 2, Ireland

The address of the principal business office of Messrs. Alende, Morita and Reyser is:

c/o Southern Cross Group
Av. Libertador 602 5th Floor
1001ABT Buenos Aires
Argentina

The address of the principal business office of Messrs. Rodriguez and Villa is:

c/o Southern Cross Group
300 5th Ave So., Suite 203D
Naples, FL 34102

The address of the principal business office of Mr. Sotomayor is:

c/o Southern Cross Group
El Regidor 66
Piso 16
Las Condes
Santiago
Chile

(c)           Sparrow and Sparrow 2 were formed for the purpose of investing in the Issuer pursuant to the Investment Agreement (as defined below) and, in the case of Sparrow 2, for the purpose of entering into the Warrant (as defined below).

Each of Triton and Quattro is principally engaged in the business of investing in other companies.

Each of Fund III and Fund IV is principally engaged in the business of investing in other companies.

Fund III GP is principally engaged as serving as the general partner of Fund III.  Fund III GP of GP is principally engaged as serving as the general partner of Fund III GP.

Fund IV GP is principally engaged as serving as the general partner of Fund IV.  Fund IV GP of GP is principally engaged as serving as the general partner of Fund IV GP.

The present principal occupation or employment of each of Messrs. Alende, Morita, Reyser, Rodriguez, Sotomayor and Villa is as a principal of Southern Cross Group and/or one or more of its affiliates.

(d), (e)                      Other than as described below, during the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Messrs. Sotomayor and Morita previously served as directors of Empresas La Polar SA (“La Polar”), a former portfolio company of Southern Cross Latin America Private Equity Fund, L.P.  The Superintendencia de Valores y

Seguros of the Republic of Chile (“SVS”) had filed administrative charges, and on March 9, 2012, the SVS imposed fines, against several former officers of La Polar’s former management; La Polar’s external auditors, PricewaterhouseCoopers; and all individuals who sat on La Polar’s board between 2007 - 2010, including Messrs. Sotomayor and Morita. While the SVS made clear that no member of the board (other than former La Polar management) had any knowledge or involvement in the alleged wrongdoings, it based its decision to fine all 10 non-management board members on an alleged failure to exercise a duty of care. The SVS made a finding that Mr. Sotomayor did not comply with the duty of care that Articles 39 and 41 of the Chilean corporations law impose on directors of stock corporations, and did not comply with the duties imposed by Article 50 bis of the Chilean corporations law on the members of the directors committee. The SVS made a finding that Mr. Morita did not comply with the duty of care that Articles 39 and 41 of the Chilean corporations law impose on directors of stock corporations.

The SVS imposed a fine of 2,000 UF (approximately $92,000) on Mr. Sotomayor and a fine of 1,500 UF (approximately $70,000) on Mr. Morita. In order to file the appeal described below, Mr. Sotomayor and Mr. Morita were required to pay 25% of the respective fines imposed against them, which they did on March 27, 2012.  On March 27, 2012, Mr. Sotomayor and Mr. Morita each filed an appeal of the SVS decision to the civil tribunals of Santiago, Republic of Chile.  The date of any decision on such appeal is not yet known.

(f)           Each of Messrs. Alende, Morita, Reyser and Villa is an Argentine citizen.  Mr. Rodriguez is a U.S. citizen.  Mr. Sotomayor is a Chilean citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

The aggregate purchase price for the 110,000,000 shares of Common Stock was $220,000,000.

Sparrow purchased the securities reported herein with funds acquired through capital contributions from its shareholders. These funds were provided from general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including through capital contributions made by their partners.  No borrowed funds were used to purchase the Common Stock reported herein.

ITEM 4. PURPOSE OF TRANSACTION

On November 13, 2012, the Issuer, Sparrow, and certain other parties thereto entered into the Investment Agreement (the “Investment Agreement”), which is attached hereto as Exhibit B, pursuant to which Sparrow agreed to purchase 110,000,000 shares of Common Stock from the Issuer.  The transactions contemplated by the Investment Agreement closed on December 12, 2012 (the consummation of that transaction, the “Closing”, and the date of such Closing, the “Closing Date”).  On the Closing Date, Sparrow acquired 110,000,000 shares of Common Stock, 16,060,000 shares of which Sparrow contributed to Sparrow 2 (and directed the Company to issue such 16,060,000 shares of Common Stock directly to Sparrow 2) on the Closing Date.   Sparrow acquired shares of Common Stock under the Investment Agreement for investment purposes.

In connection with the Investment Agreement:

•
On November 13, 2012, Inversiones Los Avellanos S.A. (“Los Avellanos”), Hazels (Bahamas) Investments Inc. (“Hazels”), and Sparrow entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”), which is attached hereto as Exhibit C and became effective on the Closing Date, regarding, among other things, the voting of the Common Stock held by the parties, the election of directors to the board of the Issuer, the appointment of officers of the Issuer and the rights of the parties to dispose of shares of Common Stock, in each case, after the Closing Date;

•
On November 13, 2012, Los Avellanos, Hazels, Sparrow, Sparrow 2 and certain other parties entered into a Shareholders Agreement (the “Sparrow Shareholders’ Agreement”), which is attached hereto as Exhibit D and became effective on the Closing Date, regarding, among other things, the conditions and procedures for “earn out” payments to Hazels, and the rights of the parties to transfer or dispose of shares of Sparrow 2;

•
On the Closing Date, pursuant to the Sparrow Shareholders’ Agreement, Sparrow 2 issued to Hazels a warrant  (the “Warrant”), which is attached hereto as Exhibit E, granting Hazels the right to acquire all of the economic interests in Sparrow 2, which holds 16,060,000 shares of Common Stock as described above; and

•
On the Closing Date, pursuant to the Investment Agreement and the Shareholders’ Agreement, Los Avellanos, Hazels, Sparrow, Sparrow 2, and the Issuer entered into the Registration Rights Agreement (the “Registration Rights Agreement”), which is attached hereto as Exhibit F, regarding, among other things, the rights of certain shareholders to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

During an initial period following the Closing (the “Initial Period”), Sparrow has the right under the Shareholders’ Agreement to appoint two representatives on the board of directors of the Issuer. Sparrow has appointed Messrs. Reyser and Alende as such representatives as of the Closing Date.  Should this Initial Period expire or terminate in accordance with the terms of the Shareholders’ Agreement, Sparrow will have the right under the Shareholders’ Agreement to appoint four representatives on the board of directors of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.  Without limiting the foregoing, subject to the Shareholders’ Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of their Common Stock or continue to hold Common Stock (or any combination or derivative thereof).  In addition, without limitation, subject to the terms of the Shareholders’ Agreement, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions as majority shareholder or through their representatives on the board of directors or otherwise, concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, financing arrangements, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The information set forth in Item 2 of this Schedule 13D is hereby incorporated by reference in this Item 5.

(a)           Amount and Percentage of Class Beneficially Owned.

Amount of Shares Beneficially Owned

As of the date hereof:

1.
Sparrow may be deemed to be the beneficial owner of 117,864,085 shares of Common Stock. This consists of 93,940,000 shares of Common Stock held for its own account and 16,060,000 shares of Common Stock held for the account of Sparrow 2. It also includes, due to the terms of the Shareholders’ Agreement, an additional 7,864,085 shares of Common Stock, consisting of 4,735,517 shares held for the account of Los Avellanos and 3,128,568 shares held for the account of Hazels.

2.
Sparrow 2 may be deemed to be the beneficial owner of 117,864,085 shares of Common Stock. This consists of 16,060,000 shares of Common Stock held for its own account and 93,940,000 shares of Common Stock held for the account of Sparrow. It also includes, due to the terms of the Shareholders’ Agreement, an additional 7,864,085 shares of Common Stock, consisting of 4,735,517 shares held for the account of Los Avellanos and 3,128,568 shares held for the account of Hazels.

3.
Each of Triton, Quattro, Fund III, Fund III GP, Fund III GP of GP, Fund IV, Fund IV GP and Fund IV GP of GP may be deemed to be the beneficial owner of 117,864,085 shares of Common Stock. This consists of 93,940,000 shares of Common Stock held for the account of Sparrow and 16,060,000 shares of Common Stock held for the account of Sparrow 2. It also includes, due to the terms of the Shareholders’ Agreement, an additional 7,864,085 shares of Common Stock, consisting of 4,735,517 shares held for the account of Los Avellanos and 3,128,568 shares held for the account of Hazels.

Percentage of Shares Beneficially Owned

The calculations set forth below are based on 140,419,487 shares of Common Stock outstanding, which is the amount the Issuer has represented to be issued and outstanding as of the date of the Investment Agreement plus the shares issued in connection with the Closing, and have been calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 78.3% of the total number of shares of Common Stock outstanding excluding the shares held by Los Avellanos and Hazels, and 83.9% of the total number of shares of Common Stock outstanding, including the shares held by Los Avellanos and Hazels.

Percentage of Voting Power

The shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons include 93,940,000 shares held directly by Sparrow that have voting rights of one vote per share and 16,060,000 shares held directly by Sparrow 2 that have voting rights of one vote per share.  Also, the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons include 4,735,517 shares held directly by Los Avellanos that have voting rights of seven votes per share, 2,977,849 shares held directly by Hazels that have voting rights of seven votes per share, and 150,719 shares held directly by Hazels that have voting rights of one vote per share. Accordingly, the Reporting Persons may be deemed to beneficially own shares representing the following percentages of voting power as of the date hereof.

Voting power excluding the shares held by Los Avellanos and Hazels: 58.9%
Voting power including the shares held by Los Avellanos and Hazels: 87.9%

(b)           Number of shares

As of the date hereof, the Reporting Persons may be deemed to beneficially own shares as follows:

Sole power to vote or to direct the vote: -0-
Shared power to vote or to direct the vote: 117,864,085
Sole power to dispose or to direct the disposition of: -0-
Shared power to dispose or to direct the disposition of: 117,864,085

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares not held directly for the account of such Reporting Person, including (but not limited to) any shares held for the account of Los Avellanos or Hazels.

(c)
Pursuant to the Warrant, Hazels holds a warrant exercisable under certain circumstances as described in Item 6 below, to obtain all economic interest in Sparrow 2, which holds 16,060,000 shares of Common Stock.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

As discussed in Item 4 above, in connection with the Closing, the terms of the Shareholders’ Agreement and the Sparrow Shareholders’ Agreement have become effective, the parties have executed the Registration Rights Agreement, and Sparrow 2 has issued the Warrant to Hazels.  The descriptions of the Shareholders’ Agreement, the

Sparrow Shareholders’ Agreement, the Warrant and the Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to each such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Shareholders’ Agreement

The Shareholders’ Agreement sets forth the agreements of the parties thereto regarding, among other things, the governance of the Issuer and the transfer of their shares of Common Stock, including the following provisions.

•
During the initial period following the Closing, Sparrow will have the right to appoint two directors to the Issuer’s board and Los Avellanos and Hazels will together have the right to appoint four directors to the Issuer’s board.  Sparrow has appointed Messrs. Reyser and Alende as such representatives as of the Closing Date.

•
Should the Initial Period terminate, Sparrow will have the right to appoint four directors to the Issuer’s board and Los Avellanos and Hazels will together have the right to appoint two directors to the Issuer’s board.

•	A seventh, “Independent Director” will be jointly agreed by the parties.
•	The Shareholders’ Agreement includes corporate governance provisions that require six directors to approve certain actions by the Issuer, including (subject in each case to certain exceptions):
	o	the merger or consolidation of the Issuer;
	o	the issuance of equity securities of the Issuer;
	o	the removal of certain executive officers, including the Chief Executive Officer and Executive Vice President, and the appointment of replacements;
	o	material changes to the Strategic Plan of the Issuer and the annual update of the Business Plan of the Issuer;
	o	the purchase of assets or the incurrence of debt, in either case, in excess of $25 million;
	o	the amendment of the Issuer’s Memorandum and Articles of Association, if such amendment conflicts with the terms of the Shareholders’ Agreement;
	o	the declaration or payment of dividends with respect to the Common Stock that deviate from an agreed upon policy; and
	o	certain other matters.
•
Los Avellanos and Hazels agree to vote their shares of Common Stock in the same manner as Sparrow, except for any matter that requires, but does not obtain, the approval of six directors of the Issuer, as required by the Shareholders’ Agreement.

•
Sparrow on the one hand and Los Avellanos and Hazels on the other hand will have a right of first offer on the shares of Common Stock held by the other party along with customary “tag-along” rights.  Sparrow will also have certain “drag-along” rights with respect to the shares of Common Stock held by Los Avellanos and Hazels.  These drag-along rights take effect beginning four years after the Closing Date and only if Sparrow fails to achieve certain investment returns.

Sparrow Shareholders’ Agreement

The Sparrow Shareholders’ Agreement sets forth the agreements of the parties thereto regarding, among other things, the governance of Sparrow 2, the transfer of their shares of Sparrow 2, and the potential “earn out” payment to Hazels.  As described above, as of the Closing, Sparrow 2 holds 16,060,000 shares of Common Stock.  Sparrow 2 is wholly-owned by Sparrow, which owns all of Sparrow 2’s Class A common stock.  The Warrant grants Hazels the right, upon certain circumstances, to acquire all of the shares of Sparrow 2’s Class B common stock, which would represent all of the economic interests (but none of the voting interests) in Sparrow 2.  The provisions of the Sparrow Shareholders Agreement include the following:

•
Los Avellanos and Hazels have the right to approve certain matters regarding Sparrow 2, including the declaration and payment of dividends, mergers or consolidations, acquisitions of assets, incurrence of liabilities, issuance of securities, and other matters (in each case subject to certain exceptions).

•
Sparrow on the one hand and Los Avellanos and Hazels on the other hand have a right of first offer on the shares of Sparrow 2 and Sparrow common stock held by the other party along with customary “tag-along” rights.  The Shareholders’ Agreement also grants Sparrow certain “drag-along” rights with respect to the shares of Sparrow 2 common stock held by Los Avellanos and Hazels.  These drag-along rights take effect beginning four years after the Closing Date and only if Sparrow fails to achieve certain investment returns.

•
In the event that the investments that Fund III and Fund IV (together “Southern Cross”) make in the Issuer achieve, upon their liquidation, rates of return in connection with their investments in the Issuer that are in excess of certain thresholds, then Sparrow shall pay to Hazels a portion of that excess as an “earn out” payment.  This payment may be in the form of cash, shares of the Issuer or other consideration specified in the Sparrow Shareholders’ Agreement.

•
Under certain circumstances, including the sale by Sparrow of all of its Common Stock, the Class A common stock of Sparrow 2 will be canceled, and the Class B common stock will come to represent all of the voting interests in Sparrow 2.

Warrant

The Warrant grants Hazels the right, upon the occurrence of certain conditions, to purchase all of the Class B common stock of Sparrow 2 for $0.01 per share.  These triggering events include:

•	Southern Cross achieving a certain rate of return on its investments in the Issuer or rejecting an offer to acquire its Common Stock at a price that would achieve those rates of return,
•	the 360-day moving average market price of the Issuer exceeding certain thresholds,
•
the Issuer or Sparrow or an affiliate of Sparrow selling at least 22,000,000 shares of Common Stock at a price that, if all of Sparrow’s shares were sold at that price, would achieve a certain rate of return, or

•
Sparrow refusing a request to make such a sale, or preventing the Issuer from making such a sale, at any time when the 180-day moving average price of the Common Stock was sufficiently high to achieve a certain rate of return.

The Warrant will expire if the employment of Felipe Menéndez Ross or Ricardo Menéndez Ross is terminated under certain circumstances or if Sparrow sells all of its shares of Common Stock and none of the triggering events listed above have occurred.

Registration Rights Agreement

The Registration Rights Agreement grants Sparrow, Los Avellanos and Hazels the right to demand that the Issuer file a registration statement for the sale by them of their shares of Common Stock, all as described in that agreement.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit A:	Agreement among the Reporting Persons to file jointly.
Exhibit B:
Investment Agreement by and among Ultrapetrol (Bahamas) Limited, Sparrow Capital Investments Ltd., Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P., dated November 13, 2012 (incorporated by reference to Exhibit 1 of the Form 6-K of Ultrapetrol (Bahamas) Limited filed on November 14, 2012 with the Securities and Exchange Commission).

Exhibit C:	Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012 (incorporated herein by reference from Exhibit D to the Schedule 13D/A No. 2 filed on December 14, 2012 by Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc., SIPSA S.A., Felipe Menéndez and Ricardo Menéndez with the Securities and Exchange Commission relating to the Common Stock).

Exhibit D:
Shareholders’ Agreement by and between Sparrow Capital Investments Ltd., Sparrow CI Sub Ltd., Triton Shipping Ltd., Quattro Shipping Holdings Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012 (incorporated herein by reference from Exhibit E to the Schedule 13D/A No. 2 filed on December 14, 2012 by Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc., SIPSA S.A., Felipe Menéndez and Ricardo Menéndez with the Securities and Exchange Commission relating to the Common Stock).

Exhibit E:
Warrant to Purchase Class B Shares of Sparrow CI Sub Ltd. by and between Sparrow CI Sub Ltd. and Hazels Investments Inc., dated December 12, 2012 (incorporated herein by reference from Exhibit F to the Schedule 13D/A No. 2 filed on December 14, 2012 by Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc., SIPSA S.A., Felipe Menéndez and Ricardo Menéndez with the Securities and Exchange Commission relating to the Common Stock).

Exhibit F:
Registration Rights Agreement by and among Ultrapetrol (Bahamas) Limited, Sparrow Capital Investments Ltd., Sparrow CI Sub Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc., dated December 12, 2012 (incorporated herein by reference from Exhibit G to the Schedule 13D/A No. 2 filed on December 14, 2012 by Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc., SIPSA S.A., Felipe Menéndez and Ricardo Menéndez with the Securities and Exchange Commission relating to the Common Stock).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2012

SPARROW CAPITAL INVESTMENTS LTD.

By: /s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SPARROW CI SUB LTD.

By: /s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

TRITON SHIPPING LTD.

By: /s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

QUATTRO SHIPPING HOLDINGS LTD.

By: /s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND III, L.P.

By: Southern Cross Capital Partners III, L.P., its general partner

By: SC GP Company III, its general partner

By: /s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS CAPITAL PARTNERS III, L.P.

By: SC GP Company III, its general partner

By: /s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SC GP COMPANY III

By: /s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND IV, L.P.

By: Southern Cross Capital Partners IV, L.P., its general partner

By: SC GP Company IV Limited, its general partner

By: /s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS CAPITAL PARTNERS IV, L.P.

By: SC GP Company IV Limited, its general partner

By: /s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SC GP COMPANY IV LIMITED

By: /s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director